SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



FORM 6-K


Report of Foreign Issuer Pursuant to Rules 13a-16 and 15d-16 under The Securities Exchange Act of 1934


Exact name of registrant as specified in its charter:
----------------------------------------------------

Koninklijke Ahold N.V.


Registrant's name in English:
----------------------------

Royal Ahold


Jurisdiction of organisation:
----------------------------

The Kingdom of The Netherlands


Address of principal executive offices:
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Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
telephone  :  international +31 75 659 5604
fax        :  international +31 75 659 8366


Commission File Number:
----------------------

0-18898


Date:
----

February 24, 2003


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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


Koninklijke Ahold N.V.




   /s/ M.P.M. de Raad
--------------------------------
(signature)
date of signing:  February 24, 2003
signed by:  M.P.M. de Raad
            Executive Vice President








This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statement on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statement on Form S-8 (No. 333-10044, No. 333-09774 and No. 333-70636) and to be a part of such prospectuses from the date of the filing thereof.


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LIST OF EXHIBITS
----------------

The following exhibits have been filed as part of this Form 6-K

Exhibit           Description

1. Ahold announces significantly reduced earnings expected for 2002 Financial statements for 2000, 2001 and interim results 2002 to be restated
          CEO and CFO to resign
          EUR 3.1 billion new funding commitments obtained to support liquidity position
          Enhanced focus on debt reduction
          dated February 24, 2002